[redacted]

08027601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

SEC FILE NUMBER
8- 53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [illegible] Securities f/k/a [illegible] USA Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue. 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas DeCoene (212) 207 - 9056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas DeCoene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau Securities Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified In New York County
Commission Expires Sept. 19, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau Securities Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Itau Securities Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau Securities Inc. (the "Corporation") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Itau Securities Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 13,544,754
Due from Parent and affiliates	3,813,687
Receivable from clearing brokers	11,267,807
Receivables from customers	6,267,655
Fail to deliver to affiliates	2,743,523
Furniture and fixture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $977,292	1,229,827
Taxes receivable	405,423
Other assets	1,563,510
Total assets	$ 40,836,186
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 5,114,332
Due to affiliates	1,051,732
Fail to receive from affiliates	9,011,178
Securities sold not yet purchased, at fair value	932,580
Total liabilities	16,109,822
Commitments (Note 7)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	29,849,900
Accumulated deficit	(5,123,636)
Total stockholder's equity	24,726,364
Total liabilities and stockholder's equity	$ 40,836,186

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Itau Securities Inc. (the "Corporation") was incorporated in November 2001. The Corporation was registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Corporation is registered as a futures commissions merchant with the Commodity Futures Trading Commission ("CFTC"). The Corporation has not yet commenced futures operations. The Corporation engages primarily in brokerage and investment advisory services with respect to U.S., and non-U.S. securities. The Corporation is a wholly owned subsidiary of Itau USA Inc., (the "Parent"). The ultimate parent entity is Banco Itau S.A., located in Brazil.

The Corporation acts as an agent for customers in the purchase and sale primarily of U.S. and non-U.S. securities. The Corporation executes and clears its U.S. securities trades through clearing brokers. Non U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
Financial instruments which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition are considered to be cash and cash equivalents. The Corporation's cash and cash equivalents are held in one major financial institution.

Receivable from Clearing Brokers
Receivable from clearing brokers represents cash balances on deposit with and commissions and interest receivable from the Corporation's clearing brokers.

Furniture, Equipment and Leasehold Improvements
Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Transactions
The Corporation records all securities transactions, including commission revenue, fee income from affiliates and related expenses, on a trade-date basis. Securities sold, not yet purchased at year end were recorded at fair value.

Investment Banking Income
Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking fees are recorded when earned.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2007 are as follows:

Furniture	$ 190,032
Equipment	1,020,077
Leasehold improvements	997,010
	2,207,119
Accumulated depreciation and amortization	(977,292)
	$ 1,229,827

4. Regulatory Requirements

The Corporation is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC Regulation 1.17, which both require the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Corporation maintains minimum net capital, as defined. At December 31, 2007, the Corporation had net capital of $13,380,964, which was $12,880,964 in excess of the required net capital of $500,000.

The Corporation operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption under sections (k)(2)(i) and (ii) of Rule 15c3-3.

5. Benefit Plan

The Corporation instituted a defined contribution 401(k) plan in 2003. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 5% of their salary.

6. Commitments and Contingencies

The Corporation subleases office space and certain equipment under an operating lease with an affiliate, which expires on October 31, 2009. The Corporation agreed to pay 50% of the total rental expense. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Corporation. Aggregate minimum annual rental commitments exceeding one year are as follows:

Year Ending December 31,	
2008	377,000
2009	314,167
Total minimum future rental payments	$ 691,167

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is involved in the execution and settlement of various securities transactions. The Corporation introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing brokers, the clearing brokers may charge the Corporation for counterparty nonperformance. As the right to charge the Corporation has no maximum amount and applies to all trades executed through the clearing brokers, the Corporation believes there is no maximum amount assignable to this right. At December 31, 2007, the Corporation has recorded no liabilities with regard to the right.

In addition, the Corporation has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Related Party Transactions

A summary of significant related party transactions are as follows:

a. Rent is paid to Banco Itau New York Branch ("Banco Itau") for the sublease of the Corporation's office space and is equal to 50% of the net monthly amount due from Banco Itau.

b. As of December 31, 2007, the Corporation had a Due from Parent and affiliates balance of $3,813,687. This balance consists of a receivable from Itau Corretora in the amount of $2,168,996 for commissions earned on trades cleared through Itau Corretora; a receivable from its Parent in the amount of $1,640,530 relating to advances for estimated federal tax payments made to its Parent in 2006; and other receivables from affiliates in the amount of $4,161.

   As of December 31, 2007, the Corporation had a Due to affiliates balance of $1,051,732. This balance consists of a payable to Banco Itau Europa in the amount of $692,971; a payable to Banco Itau BBA in the amount of $217,110; and a payable to Itau Asia Securities Ltd in the amount of $141,651, most of which were related to reimbursement of expenses incurred by the affiliates in generating business on behalf of the Corporation.

END